OMB APPROVAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
PUGET ENERGY, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
745310102

(CUSIP Number)
Latham & Watkins LLP
53rd at Third
885 Third Avenue
New York, New York 10022-4834
Attn: Edward Sonnenschein, Esq.
David Kurzweil, Esq.
(212) 906-1200
with copies to:
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attn: Joseph Frumkin, Esq.
John O’Brien, Esq.
(212) 558-4000
Gowling Lafleur Henderson LLP
Suite 1600, 1 First Canadian Place
100 King Street West
Toronto, Ontario, Canada M5X 1G5
Attn: Nicholas E.J. Dietrich, Esq.
(416) 369-7288
McCullough O’Connor Irwin LLP
1100-888 Dunsmuir Street
Vancouver, British Columbia, Canada V6C 3K4
Attn: Jonathan W. McCullough, Esq.
(604) 687-7077

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 2, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS Puget Holdings LLC (f/k/a Padua Holdings LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO ***
* Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie FSS Infrastructure Trust, CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Legacy Padua Investors”) and Macquarie Asset Finance Limited (“MAFL”). The Legacy Padua Investors and Padua MG Holdings, Inc, (the “Padua Investors”) are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. Padua expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Legacy Padua Investors and MAFL and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Padua is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Legacy Padua Investors and MAFL.
** According to the most recent 10-Q of Puget dated August 1, 2008, there are 129,678,489 shares of common stock outstanding (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Padua may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.
*** Puget Holdings LLC (f/k/a Padua Holdings LLC) is a Delaware limited liability company.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS Macquarie Infrastructure Partners A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,753,788 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,753,788 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,753,788 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Macquarie Infrastructure Partners A, L.P., a Delaware limited partnership (“MIP A”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie FSS Infrastructure Trust, CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with MIP A, the “Legacy Padua Investors”), Macquarie Asset Finance Limited (“MAFL”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Legacy Padua Investors and Padua MG Holdings, Inc. (the “Padua Investors”) are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. MIP A expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors, MAFL and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that MIP A is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors and Padua.
** According to the most recent 10-Q of Puget dated August 1, 2008, there are 129,678,489 shares of common stock outstanding (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, MIP A may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS Macquarie Infrastructure Partners International, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,830,864 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,830,864 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,830,864 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Macquarie Infrastructure Partners International, L.P., a Delaware limited partnership (“MIP I”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie FSS Infrastructure Trust, CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with MIP I, the “Legacy Padua Investors”), Macquarie Asset Finance Limited (“MAFL”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Legacy Padua Investors and Padua MG Holdings, Inc. (the “Padua Investors”) are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. MIP I expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors, MAFL and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that MIP I is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors, MAFL and Padua.
** According to the most recent 10-Q of Puget dated August 1, 2008, there are 129,678,489 shares of common stock outstanding (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, MIP I may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS Macquarie Infrastructure Partners Canada, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario

	7	SOLE VOTING POWER

NUMBER OF		393,158 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		393,158 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

393,158 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Macquarie Infrastructure Partners Canada, L.P., an Ontario limited partnership (“MIP C”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie FSS Infrastructure Trust, CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with MIP C, the “Legacy Padua Investors”), Macquarie Asset Finance Limited (“MAFL”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Legacy Padua Investors and Padua MG Holdings, Inc. (the “Padua Investors”) are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. MIP C expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors, MAFL and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that MIP C is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors, MAFL and Padua.
** According to the most recent 10-Q of Puget dated August 1, 2008, there are 129,678,489 shares of common stock outstanding (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, MIP C may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS Macquarie FSS Infrastructure Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

	7	SOLE VOTING POWER

NUMBER OF		465,404 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		465,404 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,404 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO ***
* Macquarie FSS Infrastructure Trust, an Australian trust (“MFIT”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with MFIT, the “Legacy Padua Investors”), Macquarie Asset Finance Limited (“MAFL”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Legacy Padua Investors and Padua MG Holdings, Inc. (the “Padua Investors”) are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. MFIT expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors, MAFL and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that MFIT is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors, MAFL and Padua.
** According to the most recent 10-Q of Puget dated August 1, 2008, there are 129,678,489 shares of common stock outstanding (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, MFIT may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.
*** Macquarie FSS Infrastructure Trust is an Australian trust.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS Padua MG Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

7

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS Macquarie Asset Finance Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

	7	SOLE VOTING POWER

NUMBER OF		1,988,905 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,988,905 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,988,905 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Macquarie Asset Finance Limited, an Australian corporation (“MAFL”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie FSS Infrastructure Trust, CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Legacy Padua Investors” and, together with Padua MG Holdings, Inc., the “Padua Investors”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Padua Investors are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. MAFL expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Legacy Padua Investors and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that MAFL is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Legacy Padua Investors and Padua.
** According to the most recent 10-Q of Puget dated August 1, 2008, there are 129,678,489 shares of common stock outstanding (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, MAFL may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS CPP Investment Board (USRE II) Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		3,517,612 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,517,612 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,517,612 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* CPP Investment Board (USRE II) Inc., a Canadian corporation (“CPP”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie FSS Infrastructure Trust, 6860141 Canada Inc. as trustee for Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with CPP, the “Legacy Padua Investors”), Macquarie Asset Finance Limited (“MAFL”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Legacy Padua Investors and Padua MG Holdings, Inc. (the “Padua Investors”) are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. CPP expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors MAFL, and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that CPP is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors MAFL, and Padua.
** According to the most recent 10-Q of Puget dated August 1, 2008, there are 129,678,489 shares of common stock outstanding (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, CPP may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS 6860141 Canada Inc. as trustee for Padua Investment Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia

	7	SOLE VOTING POWER

NUMBER OF		1,758,806 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,758,806 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,758,806 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO ***
* 6860141 Canada Inc. as trustee for Padua Investment Trust, a trust governed by the laws of British Columbia (“PIT”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie FSS Infrastructure Trust, CPP Investment Board (USRE II) Inc., PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with PIT, the “Legacy Padua Investors”), Macquarie Asset Finance Limited (“MAFL”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Legacy Padua Investors and Padua MG Holdings, Inc. (the “Padua Investors”) are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. PIT expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors, MAFL and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that PIT is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors, MAFL and Padua.
** According to the most recent 10-Q of Puget dated August 1, 2008, there are 129,678,489 shares of common stock outstanding (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, PIT may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.
*** 6860141 Canada Inc. as trustee for Padua Investment Trust is a trust governed by the laws of British Columbia.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS PIP2PX (Pad) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta

	7	SOLE VOTING POWER

NUMBER OF		490,707 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		490,707 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

490,707 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO ***
* PIP2PX (Pad) Ltd., an Alberta corporation (“PIP2PX”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie FSS Infrastructure Trust, CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with PIP2PX, the “Legacy Padua Investors”), Macquarie Asset Finance Limited (“MAFL”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Legacy Padua Investors and Padua MG Holdings, Inc. (the “Padua Investors”) are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. PIP2PX expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors, MAFL and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that PIP2PX is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors, MAFL and Padua.
** According to the most recent 10-Q of Puget dated August 1, 2008, there are 129,678,489 shares of common stock outstanding (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, PIP2PX may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.
*** PIP2PX (Pad) Ltd. is an Alberta corporation.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS PIP2GV (Pad) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta

	7	SOLE VOTING POWER

NUMBER OF		300,756 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		300,756 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,756 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO ***
* PIP2GV (Pad) Ltd., an Alberta corporation (“PIP2GV”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie FSS Infrastructure Trust, CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust and PIP2PX (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with PIP2GV, the “Legacy Padua Investors”), Macquarie Asset Finance Limited (“MAFL”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Legacy Padua Investors and Padua MG Holdings, Inc. (the “Padua Investors”) are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. PIP2GV expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors, MAFL and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that PIP2GV is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors, MAFL and Padua.
** According to the most recent 10-Q of Puget dated August 1, 2008, there are 129,678,489 shares of common stock outstanding (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, PIP2GV may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.
*** PIP2GV (Pad) Ltd. is an Alberta corporation.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relating to Puget Energy, Inc., a Washington corporation ( “Puget”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission on December 13, 2007 (as amended, the “Schedule 13D”). The Schedule 13D is filed with respect to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Puget. Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.
This Amendment No. 1 is being filed to, among other things, report that, as a result of the Transfer described in Item 4 below, Padua MG Holdings Inc. (“PMGH”) no longer owns any shares of Common Stock and therefore after the filing of this Amendment No. 1 will cease to be a Reporting Person hereunder. The shares of Common Stock previously held by PMGH are now owned by Macquarie Asset Finance Limited (“MAFL”), who is now a Reporting Person hereunder. In addition to the amendments described below, a new Schedule X is hereby added to the Schedule 13D. In addition, Schedule VI is replaced in its entirety with a new Schedule VI attached hereto.
Item 2. Identity and Background
The first paragraph of Item 2 is hereby amended and restated to read in its entirety as follows:
“This Schedule 13D is being filed jointly by Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”), Macquarie Infrastructure Partners A, L.P., a Delaware limited partnership (“MIP A”), Macquarie Infrastructure Partners International, L.P., a Delaware limited partnership (“MIP I”), Macquarie Infrastructure Partners Canada, L.P., an Ontario limited partnership (“MIP C”), Macquarie FSS Infrastructure Trust, an Australian trust (“MFIT”), Padua MG Holdings Inc., a Delaware corporation (“PMGH”), Macquarie Asset Finance Limited, an Australian corporation (“MAFL”), CPP Investment Board (USRE II) Inc., a Canadian corporation (“CPP”), 6860141 Canada Inc. as trustee for Padua Investment Trust, a trust governed by the laws of British Columbia (“PIT”), PIP2PX (Pad) Ltd., an Alberta corporation (“PIP2PX”), and PIP2GV (Pad) Ltd., an Alberta corporation (“PIP2GV” and collectively with MIP A, MIP I, MIP C, MFIT, PMGH, CPP, PIT and PIP2PX, the “Padua Investors”). Padua, MAFL and the Padua Investors are collectively referred to herein as the “Reporting Persons”.”
The information in Item 2 is hereby amended and supplemented by adding the following thereto:
“MAFL’s principal business is the holding of offshore (non-Australian) investments. The sole shareholder of MAFL is Macquarie Corporate Finance Limited, an Australian corporation (“MCFL”). MCFL is wholly owned by Macquarie Corporate Finance Holdings Pty Limited, an Australian corporation (“MCFHPL”), which is wholly owned by Macquarie Capital Group Limited, an Australian corporation (“MCGL”), which is wholly owned by Macquarie Financial Holdings Limited, an Australian corporation (“MFHL”), which is wholly owned by Macquarie Group Limited, an Australian corporation (“MGL”). The address of the principal office of each of MAFL, MCFL, MCFHPL, MCGL, MFHL and MGL is No. 1 Martin Place, Sydney, NSW 2000 Australia. The name, jurisdiction of organization or citizenship (as applicable), principal business or employment and principal office or business address of each executive officer and director of MAFL and each executive officer and director of such persons ultimately controlling MAFL is set forth in Schedule X attached hereto, which is incorporated herein by reference.”

Item 4. Purpose of the Transaction
The information in Item 4 is hereby amended and supplemented by adding the following thereto:
“On October 2, 2008, PMGH transferred all of the shares of Common Stock that it held to MAFL (the “Transfer”). As a result of the Transfer, PMGH no longer holds any shares of Common Stock and therefore after the filing of this Amendment No. 1 will cease to be a Reporting Person. As noted in Item 2, MCGL is a wholly owned indirect subsidiary of the Australian-listed MGL. MCGL is the operating company for MGL’s non-banking operations. MCGL often invests alongside Macquarie Group managed funds in investments similar to the acquisition of Puget in an underwriting capacity. This is the case for the Merger, and MCGL expects to sell down either the shares of PMGH or PMGH’s minority position to other Macquarie Group-managed funds prior to financial close of the Merger or shortly thereafter.”
The reference to “Schedules I-IX” in the last paragraph of Item 4 shall be replaced with a reference to “Schedules I-X”.
Item 5. Interest in Securities of the Issuer
The information in Item 5(a) is hereby amended and restated in its entirety as follows:
“(a) As of October 2, 2008:
•	MIP A shall be deemed to beneficially own the 1,753,788 shares of the Common Stock purchased by MIP A, over all of which shares MIP A has dispositive power and voting power. Such shares of Common Stock constitute 1.3% of the outstanding shares of the Common Stock based on the representations of Puget set forth in the most recent 10-Q dated August 1, 2008 that there are 129,678,489 shares of Common Stock outstanding (the “Declared Shares Outstanding”).

•	MIP I shall be deemed to beneficially own the 1,830,864 shares of the Common Stock purchased by MIP I, over all of which shares MIP I has dispositive power and voting power. Such shares of Common Stock constitute 1.4% of the outstanding shares of the Common Stock based on the Declared Shares Outstanding.

•	MIP C shall be deemed to beneficially own the 393,158 shares of the Common Stock purchased by MIP C, over all of which shares MIP C has dispositive power and voting power. Such shares of Common Stock constitute 0.3% of the outstanding shares of the Common Stock based on the Declared Shares Outstanding.

•	MFIT shall be deemed to beneficially own the 465,404 shares of the Common Stock purchased by MFIT, over all of which shares MFIT has dispositive power and voting power. Such shares of Common Stock constitute 0.4% of the outstanding shares of the Common Stock based on the Declared Shares Outstanding.

•	MAFL shall be deemed to beneficially own the 1,988,905 shares of the Common Stock, over all of which shares MAFL has dispositive power and voting power. Such shares of Common Stock constitute 1.5% of the outstanding shares of the Common Stock based on the Declared Shares Outstanding.

•	CPP shall be deemed to beneficially own the 3,517,612 shares of the Common Stock purchased by CPP, over all of which shares CPP has dispositive power and voting power. Such shares of Common Stock constitute 2.7% of the outstanding shares of the Common Stock based on the Declared Shares Outstanding.

•	PIT shall be deemed to beneficially own the 1,758,806 shares of the Common Stock purchased by PIT, over all of which shares PIT has dispositive power and voting power. Such shares of Common Stock constitute 1.4% of the outstanding shares of the Common Stock based on the Declared Shares Outstanding.

•	PIP2PX shall be deemed to beneficially own the 490,707 shares of the Common Stock purchased by PIP2PX, over all of which shares PIP2PX has dispositive power and voting power. Such shares of Common Stock constitute 0.4% of the outstanding shares of the Common Stock based on the Declared Shares Outstanding.

•	PIP2GV shall be deemed to beneficially own the 300,756 shares of the Common Stock purchased by PIP2GV, over all of which shares PIP2GV has dispositive power and voting power. Such shares of Common Stock constitute 0.2% of the outstanding shares of the Common Stock based on the Declared Shares Outstanding.
As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to be a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, each of the Reporting Persons may be deemed to beneficially own the 12,500,000 shares of Common Stock that are collectively owned by the Legacy Padua Investors and MAFL. Such shares of Common Stock constitute 9.6% of the issued and outstanding shares of Common Stock based on the Declared Shares Outstanding. Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, the Reporting Persons may be deemed to have shared power to vote and shared power to dispose of such shares of Common Stock that may be beneficially owned by the Legacy Padua Investors and MAFL. However, (i) no Reporting Person is entitled to any rights as a shareholder of Puget as to those shares of Common Stock not owned by such Reporting Person and (ii) each of the Reporting Persons expressly disclaims any beneficial ownership of such shares of Common Stock other than those shares held directly by such Reporting Person, as reported above.
As a result of the Transfer, PMGH no longer hold any shares of Common Stock and therefore after the filing of this Amendment No. 1 will cease to be a Reporting Person.”
The reference to “Schedules I-IX” in clause (c) of Item 5 shall be replaced with a reference to “Schedules I-X”.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The reference to “Schedules I-IX” in the second paragraph of Item 5 shall be replaced with a reference to “Schedules I-X”.
Item 7. Material to be Filed as Exhibits

The information in Item 7 is hereby amended and supplemented by adding the following thereto:

Exhibit	Description
1	Joint Filing Agreement, dated as of October 3, 2008, by and among the Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 3, 2008

PUGET HOLDINGS LLC (f/k/a PADUA HOLDINGS LLC)

By:	/s/ Christopher Leslie

Name:	Christopher Leslie
Title:	Manager

MACQUARIE INFRASTRUCTURE PARTNERS A, L.P., by its general partner
MACQUARIE INFRASTRUCTURE PARTNERS U.S. GP LLC, by its manager and attorney-in-fact
MACQUARIE INFRASTRUCTURE PARTNERS INC.

By:	/s/ Christopher Leslie

Name:	Christopher Leslie
Title:	Authorized person

By:	/s/ Mark Wong

Name:	Mark Wong
Title:	Authorized person

MACQUARIE INFRASTRUCTURE PARTNERS CANADA, L.P., by its general partner
MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LTD, by its manager and attorney-in-fact
MACQUARIE INFRASTRUCTURE PARTNERS INC.

By:	/s/ Christopher Leslie

Name:	Christopher Leslie
Title:	Authorized person

By:	/s/ Mark Wong

Name:	Mark Wong
Title:	Authorized person

MACQUARIE INFRASTRUCTURE PARTNERS INTERNATIONAL, L.P., by its general partner
MACQUARIE INFRASTRUCTURE PARTNERS U.S. GP LLC, by its manager and attorney-in-fact
MACQUARIE INFRASTRUCTURE PARTNERS INC.

By:	/s/ Christopher Leslie

Name:	Christopher Leslie
Title:	Authorized person

By:	/s/ Mark Wong

Name:	Mark Wong
Title:	Authorized person

MACQUARIE FSS INFRASTRUCTURE TRUST

By:	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED in its capacity as trustee of MACQUARIE FSS INFRASTRUCTURE TRUST

By:	/s/ Gregory Osborne

Name:	Gregory Osborne
Title:	Chief Executive Officer

PADUA MG HOLDINGS INC.

By:	/s/ Alan James

Name:	Alan James
Title:	Director

By:	/s/ Robinson Kupchak

Name:	Robinson Kupchak
Title:	Director

MACQUARIE ASSET FINANCE LIMITED

By:	/s/ Mark Ferrier

Name:	Mark Ferrier
Title:	Director

By:	/s/ Robert Upfold

Name:	Robert Upfold
Title:	Director
CPP INVESTMENT BOARD (USRE II), INC.

By:	/s/ Mark D. Wiseman

Name:	Mark D. Wiseman
Title:	Authorized Signatory

By:	/s/ Graeme F. Bevans

Name:	Graeme F. Bevans
Title:	Authorized Signatory

6860141 CANADA INC. as Trustee for PADUA INVESTMENT TRUST

By:	/s/ Lincoln Webb

Name:	Lincoln Webb
Title:	President

PIP2PX (PAD) LTD

By:	/s/ William McKenzie

Name:	William McKenzie
Title:	President and Director

PIP2GV (PAD) LTD

By:	/s/ William McKenzie

Name:	William McKenzie
Title:	President and Director

Schedule VI
The name, business address, present principal employment and citizenship of each executive officer and director, each person controlling CPP and each executive officer and director of such person ultimately controlling CPP is set forth below.
CPP Investment Board (USRE II) Inc.*

Jurisdiction of
		Principal Office or Business	Present Principal Business or	Organization/
Name	Position	Address	Employment	Citizenship

David Denison	Director and Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	President and CEO of Canada Pension Plan Investment Board (“CPPIB”) and Director and President of CPP	Canada

John Butler	Director and Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President — General Counsel and Corporate Secretary of CPPIB and Director and Secretary of CPP	Canada

Myra Libenson	Director and Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Chief Financial Officer of CPPIB and Director and Treasurer of CPP	Canada

*     All voting securities of CPP are held by CPPIB.
Canada Pension Plan Investment Board**

Jurisdiction of
		Principal Office or Business	Present Principal Business or	Organization/
Name	Position	Address	Employment	Citizenship

Robert Astley	Director	c/o One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Director of CPPIB and former President of Sun Life Financial Canada	Canada

Gail Cook-Bennett	Director	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Chairperson of CPPIB	Canada

Ian Bourne	Director	Suite 605 505 — 3rd Street S.W. Calgary, AB T2P 3E6	Director of CPPIB and retired Executive Vice-President and CFO of TransAlta Corporation	Canada

Pierre Choquette	Director	1800 Waterfront Centre 200 Burrard Street, Vancouver, BC V6C 3M1	Director of CPPIB and current Chairman of Methanex Corporation and former President and CEO of Methanex Corporation	Canada

Germaine Gibara	Director	1470 Peel Street, Suite 200 Montréal, Québec H3A 1T1	President and CEO of Avvio Management Inc.	Canada

Michael Goldberg	Director	c/o One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Director of CPPIB and former Professor Emeritus, Sauder School of Business	Canada

Peter Hendrick	Director	c/o One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Director of CPPIB and former Executive Vice-President of Investments and Chief Investment Officer of Mackenzie Financial Corporation	Canada

Nancy Hopkins	Director	701 Broadway Avenue Saskatoon, SK S7K 3L7	Partner at McDougall Gauley LLP	Canada

Helen Sinclair	Director	55 University Avenue, Suite 1800 Toronto, ON M5J 2H7	CEO of Bankworks Trading Inc.	Canada

Ronald Smith	Director	c/o One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Director of CPPIB and former Senior Vice-President and CFO of Emera, Inc.	Canada

Murray Wallace	Director	c/o One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Chairman and CEO of Park Street Capital Corporation	Canada

David Denison	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	President and CEO of CPPIB	Canada

John Butler	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President — General Counsel and Corporate Secretary of CPPIB	Canada

Ian Dale	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President - Communications and Stakeholder Relations of CPPIB	Canada

Graeme Eadie	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President — Real Estate Investments of CPPIB	Canada

John Ilkiw	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President - Portfolio Design and Investment Research of CPPIB	Canada

Myra Libenson	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Chief Financial Officer of CPPIB	Canada

Saylor Millitz-Lee	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President, Human Resources of CPPIB	Canada

Donald Raymond	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President — Public Market Investments of CPPIB	Canada

Benita Warmbold	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Chief Operations Officer of CPPIB	Canada

Mark Wiseman	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President — Private Investments of CPPIB	Canada

**    CPPIB is a crown corporation created by the Canada Pension Plan Investment Board Act. CPPIB’s principal business is as an investment holding corporation. All voting securities of CPPIB are held by the Minister of Finance on behalf of Her Majesty the Queen in Right of Canada. CPPIB’s principal business address is One Queen Street East, Suite 2600, Toronto, ON M5C 2W5.

Schedule X
The name, business address, present principal employment and citizenship of each executive officer and director of MAFL and each executive officer and director of such person ultimately controlling MAFL is set forth below.
Macquarie Asset Finance Limited

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
Dennis Leong	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Public Officer, Secretary Macquarie Group Limited	Australia

Stephen D. Allen	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia

Kyra Bennett	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia

Michael Carapiet	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia

Stephen W. Cook	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia

Nigel G. Donnelly	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Secretary Macquarie Group Limited	Australia

Mark Ferrier	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia

Michael J. Price	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia

Robert Upfold	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia
Macquarie Corporate Finance Limited

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
Dennis Leong	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Public Officer, Secretary Macquarie Group Limited	Australia

Stephen D. Allen	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia

Michael Carapiet	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia

Stephen W. Cook	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia

Laurence G. Cox	101 Collins Street, Melbourne, VIC, 3000, Australia	Director Macquarie Capital	Australia

James W. Cutts	1 Oakdale Road, Newlands 770, Cape Town, South Africa	Director Macquarie Capital	Australia

Nigel G. Donnelly	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Secretary Macquarie Group Limited	Australia

Robert A. Dunlop	101 Collins Street, Melbourne, VIC, 3000, Australia	Director Macquarie Capital	Australia

Garry A. Farrel	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia

Simon V. Mckeon	101 Collins Street, Melbourne, VIC, 3000, Australia	Director Macquarie Capital	Australia

Michael J. Price	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia

David G. Roseman	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia

Paula Walsh	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Secretary Macquarie Group Limited	Australia
Macquarie Corporate Finance Holdings Pty Limited

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
Dennis Leong	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Public Officer, Secretary Macquarie Group Limited	Australia

Nigel G. Donnelly	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Secretary Macquarie Group Limited	Australia

Peter B. Lucas	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia

Simon V. Mckeon	101 Collins Street, Melbourne, VIC, 3000, Australia	Director Macquarie Capital	Australia

Michael J. Price	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia

Paula Walsh	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Secretary Macquarie Group Limited	Australia

Macquarie Capital Group Limited (f/k/a Macquarie Capital Group Pty Limited)

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
Stuart J. Dyson	No. 1 Martin Place,	Financial Controller	Australia
	Sydney, NSW 2000	Macquarie Group Limited
Australia

Stephen Allen	No. 1 Martin Place,	Executive Director	Australia
	Sydney, NSW 2000	Macquarie Group Limited
Australia

John Roberts	No. 1 Martin Place,	Executive Director	New Zealand. (Australian
	Sydney, NSW 2000	Macquarie Group Limited	Resident)
Australia

Gregory C. Ward	No. 1 Martin Place,	Chief Financial Officer	Australia
	Sydney, NSW 2000	Macquarie Group Limited
Australia

Michael Price	No. 1 Martin Place,	Executive Director	Australia
	Sydney, NSW 2000	Macquarie Group Limited
Australia

Kyra Bennett	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia

Michael Carapiet	No. 1 Martin Place, Sydney, NSW, 2000 Australia	Director Macquarie Capital	Australia
Macquarie Financial Holdings Limited

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
W. Richard Sheppard	No. 1 Martin Place,	Deputy Managing Director	Australia
	Sydney, NSW 2000	Macquarie Group Limited
Australia

Gregory C. Ward	No. 1 Martin Place,	Chief Financial Officer	Australia
	Sydney, NSW 2000	Macquarie Group Limited
Australia

Stuart J. Dyson	No. 1 Martin Place,	Financial Controller	Australia
	Sydney, NSW 2000	Macquarie Group Limited.
Australia
Macquarie Group Limited

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
David S. Clarke —	No. 1 Martin Place,	Non-executive Chairman	Australia
Non-executive Chairman	Sydney, New South	Macquarie Group Limited
Wales 2000,
Australia

Laurence G. Cox —	No. 1 Martin Place,	Executive Director	Australia
Executive Director	Sydney, New South	Macquarie Group Limited
Wales 2000,
Australia

Peter M. Kirby —	No. 1 Martin Place,	Non-executive Director	Australia
Non-executive Director	Sydney, New South	Macquarie Group Limited
Wales 2000,
Australia

Catherine B. Livingstone —	No. 1 Martin Place,	Non-executive Director	Australia
Non-executive	Sydney, New South	Macquarie Group Limited
Director	Wales 2000,
Australia

H. Kevin McCann —	No. 1 Martin Place,	Non-executive Director	Australia
Non-executive Director	Sydney, New South	Macquarie Group Limited
Wales 2000,
Australia

John R. Niland —	No. 1 Martin Place,	Non-executive Director	Australia
Non-executive Director	Sydney, New South	Macquarie Group Limited
Wales 2000,
Australia

Helen M. Nugent —	No. 1 Martin Place,	Non-executive Director	Australia
Non-executive Director	Sydney, New South	Macquarie Group Limited
Wales 2000,
Australia

Peter H. Warne —	No. 1 Martin Place,	Non-executive Director	Australia
Non-executive Director	Sydney, New South	Macquarie Group Limited
Wales 2000,
Australia

Nicholas W. Moore — Managing Director and Chief Executive Officer	No. 1 Martin Place, Sydney, New South Wales 2000, Australia	Managing Director and Chief Executive Officer Macquarie Group Limited	Australia

Andrew J. Downe —	No. 1 Martin Place,	Executive Director	Australia
Executive Director	Sydney, New South	Macquarie Group Limited
Wales 2000,
Australia

Gregory C. Ward —	No. 1 Martin Place,	Chief Financial Officer	Australia
Chief Financial Officer	Sydney, New South	Macquarie Group Limited
Wales 2000,
Australia

J. Kimberley Burke —	No. 1 Martin Place,	Executive Director	Australia
Executive Director	Sydney, New South	Macquarie Group Limited
Wales 2000,
Australia

Michael Carapiet —	No. 1 Martin Place,	Executive Director	Australia
Executive Director	Sydney, New South	Macquarie Group Limited
Wales 2000,
Australia

Nicholas R. Minogue —	No. 1 Martin Place,	Executive Director	Australia
Executive Director	Sydney, New South	Macquarie Group Limited
Wales 2000,
Australia

Peter J. Maher —	No. 1 Martin Place,	Executive Director	Australia
Executive Director	Sydney, New South	Macquarie Group Limited
Wales 2000,
Australia

W. Richard Sheppard —	No. 1 Martin Place,	Deputy Managing Director	Australia
Deputy Managing	Sydney, New South	Macquarie Group Limited
Director	Wales 2000,
Australia